Filed pursuant to Rule 433
Registration No. 333-135401
September 14, 2007

Madison Gas and Electric Company

Pricing Term Sheet

Issuer:	Madison Gas and Electric Company
Title of Securities:	6.247% Medium-Term Notes due 2037
Legal Format:	SEC-registered (Registration No. 333-135401)
Size:	$25,000,000
Maturity:	September 15, 2037
Coupon:	6.247%
Issue Price:	100% of principal amount
Yield to Maturity:	6.247%
Spread to Benchmark Treasury:	+150 basis points (1.500%)
Benchmark Treasury:	4.750% due February 15, 2037
Benchmark Treasury Yield:	4.747%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2008
Redemption Provisions:	
Make-whole call	At any time at a discount rate of Treasury rate plus 20 basis points
Settlement:	September 19, 2007 (T+3)
CUSIP:	557497AR5
Ratings:	Aa3 (Moody's)
	AA- (S&P)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at *www.sec.gov***. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling JPMorgan collect at 212-834-4533.**